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Exhibit 16.1 Letter of Elliott Davis, LLC




Elliott Davis, LLC
Certified Public Accountants

One 10th Street, Suite 400
P.O. Box 2278
Augusta, GA 30903-2278

706.722.9090
706.722.9092 fax



August 10, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for R Wireless, Inc. (formerly "HOM CORPORATION.") (the "Company") and reported on the financial statements of the Company for the years ended September 30, 2003, 2002, 2001, and 2000. Effective August 9, 2005, our appointment as principal accountants was terminated.

We have read the Company's statements included under Item 4 of its Form 8-K dated August 10, 2005, and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the Company contained therein.


              /s/ Elliott Davis, LLC
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